MIND SOLUTIONS, INC.

3525 Del Mar Heights Road, Suite 802

San Diego, California 92130

Telephone (888) 461-3932

August 7, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Application for Withdrawal of Post-Effective Amendment No. 1 Registration Statement on Form S-8 filed on September 9, 2013, Commission File No. 333-187223; Application for Withdrawal of Amendment No. 1 to Registration Statement on Form S-8 filed on August 6, 2014, Commission File No. 333-187223

Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Mind Solutions, Inc., formerly known as VOIS, Inc. (the “Registrant”) hereby requests the withdrawal of its Application for Withdrawal of Post-Effective Amendment No. 1 Registration Statement on Form S-8 filed on September 9, 2013, Commission File No. 333-187223, and Amendment No. 1 to Registration Statement on Form S-8 filed on August 6, 2014, Commission File No. 333-187223 (collectively, the “Registration Statement”). The Registrant is making this application, inasmuch as the Post-Effective Amendment No. 1 Registration Statement on Form S-8 filed on September 9, 2013, Commission File No. 333-187223 was filed as a “POS.” In order to correct the erroneous filing, the Registrant filed on August 6, 2014, Amendment No. 1 to Registration Statement on Form S-8, Commission File No. 333-187223. In the process of filing its amendment on August 6, 2014, the Registrant improperly labeled its filing as a “POS” filing. In addition, the Registrant filed a Form RW in connection with the Post-Effective Amendment No. 1 Registration Statement on Form S-8 filed on September 9, 2013, Commission File No. 333-187223. This Form RW WD is being filed along with Amendment No. 2 to Registration Statement on Form S-8 to correct the improper filings.

Although Amendment No. 2 to Registration Statement on Form S-8 shows that we are registering 185,000,000 shares, that amount must be reduced by the amount of the shares of our common stock which have been already issued pursuant to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 which was filed on September 9, 2013, Commission File No. 333-187223. Other than the deletion of the reference to the filing made on September 9, 2013, as being a Post-Effective Amendment, and the reference to Amendment No. 2 to Registration Statement on Form S-8 as being Amendment No. 2, no changes have been made to the filing made on September 9, 2013, or August 6, 2014.

The filing of Amendment No. 2 to Registration Statement on Form S-8 is also made pursuant to Rule 429 of the Securities Act of 1933, as amended.

Accordingly, we hereby respectfully request that a written order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Please email a copy of the written order to us, attention Mr. Kerry Driscoll at kerry@mindsolutionscorp.com, and to the attention of our counsel, Norman T. Reynolds, Esq. of the Norman T. Reynolds Law Firm, P.C. at nreynolds@ntrlawfirm.com.

If you have any questions with respect to this matter, please call Mr. Reynolds at (713) 503-9411. Thank you for your assistance in this matter.

Very truly yours,

Kerry Driscoll,

Chief Executive Officer